SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2002



                               CP SHIPS LIMITED

   ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom
   ________________________________________________________________________

                   (Address of Principal Executive Offices)

     Indicative by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F                  Form 40-F    X
                  -----                        -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes______         No_______

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 6 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CP SHIPS LIMITED
                                              (Registrant)

Date:  6 August 2002                      By:  /s/ John K. Irving
                                              ------------------------------
                                              Name:  John K. Irving
                                              Title: Vice President, General
                                                     Counsel & Secretary


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



                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                 ----

10.1 Press Release of CP Ships Limited "CP SHIPS COMPLETES
ACQUISITION OF ITALIA DI NAVIGAZIONE", dated 6 August 2002.              4













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



                                                                  Exhibit 10.1





            CP SHIPS COMPLETES ACQUISITION OF ITALIA DI NAVIGAZIONE



LONDON, UK (6th August 2002) CP Ships Limited today completed its acquisition of all issued and outstanding shares in Italia di Navigazione from d'Amico Societa di Navigazione S.p.A. for US$ 40 million in cash. The acquisition was announced on 30th May 2002.

As previously announced, the purchase is being paid for with proceeds from CP Ships' offering in July 2002 of 9.6 million common shares and private placement of $200 million of senior unsecured notes.

"We are pleased to welcome Italia as CP Ships' seventh brand," commented CP Ships' CEO Ray Miles. "By purchasing Italia CP Ships continues its strategy of making acquisitions to reinforce our regional leadership position, build trade lane economies of scale and create new opportunities for growth. Plans are already in place to strengthen Italia's services and build on the service cooperation that already exists between Italia and other CP Ships brands."

Italia's new board of directors is chaired by Frank Halliwell, Chief Operating Officer of CP Ships. Pietro Eugeni continues as managing director.

Italia operates its principal container services between the Mediterranean, West Coast North America and Central and South America. It carried about 180,000 teus in 2001. CP Ships and Italia already cooperate in four services and will continue to work together in the Intra-Mediterranean feeder trades.

The acquisition includes:
   o   Italia brand and logo
   o   Services in four container shipping trade lanes:
       -   Mediterranean-West Coast North America
       -   Mediterranean-Central and South America
       -   West Coast North America-West Coast Central and South America
       -   Intra-Central and South America
       Including former d'Amico services already merged with Italia
   o   Charter of 11 containerships with capacity between 1000 and 2500 teu
   o   Mainly leased container fleet of about 40,000 teu
   o Genoa headquarters and staff, including employment guarantees given by d'Amico to the Italian government
   o Owned agency operations in Italy, Spain and Canada. Completion of the acquisition of the owned agency in Venezuela is expected during the third quarter.



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

Formerly owned by the Italian government, Italia was privatized when acquired by d'Amico in 1998. Italia will remain headquartered in Genoa, Italy, where CP Ships already has a substantial presence.

Details of the 11 chartered ships included in the acquisition:



                                           Nominal
                               Year      Capacity(1)        Owned/           Max. Service
Ship                           Built        (teu)         Chartered(2)       Speed (Knots)    Ship Types (3)
-------------------------------------------------------------------------------------------------------------
Cristoforo Colombo             1989         2200              STC                20                U
Amerigo Vespucci               1989         2200              STC                20                U
Cielo di San Francisco         1998         2500              MTC                21                G
Cielo del Canada               1998         2500              MTC                21                G
Cielo d' America               2002         2500              MTC                22                G
Cielo d' Europa                2002         2500              MTC                22                G
S. Caboto                      1991         1100              STC                18                G
California                     1992         1200              STC                18                G
Cielo del Caribe               2000         1300              STC                17                G
Cielo del Cile                 1994         1500              STC                19                G
Dollart Trader                 1997         1600              STC                21                G
-------------------------------------------------------------------------------------------------------------
Total:                                     21,100

(1) Nominal Capacity represents the total number of slots theoretically available both above and below decks and is therefore different from operational capacity which takes account of various factors including average cargo weight, destination of cargo, weather conditions, draft limitations, ship stability, and other factors which generally reduce the ship capacity often significantly.

(2) A short-term charter (STC) is a time charter of one year or less and a medium-term charter (MTC) is a time charter of more than one year but less than 3 years.

(3) Geared (G) ships have on-board cranes, while ungeared (U) do not.

                                    -ends-
About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and
Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its six readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Lykes Lines and TMM
Lines. Its fleet of about 80 ships carries nearly two million teu per year. Within the majority of its core trade lanes, CP Ships is the leading carrier. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is traded on the Toronto and New
York stock exchanges under the symbol TEU. For further information, visit the CP Ships website
(www.cpships.com).


                                   CONTACTS
                                   CP SHIPS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: +1 514 934 5254
                                     Media
              Elizabeth Canna, Director Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or
                     Ian Matheson, Impress Communications
                         Telephone: +44(0)1689 860 660



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

                                    D'AMICO
                    Enzo Redivo, Redivo e Associati, Genoa
                           Telephone +39 010 582939

Note: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.



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